EXHIBIT 99.1


PRESS RELEASE

4 DECEMBER 2002


NASPERS: REVENUE GROWTH OF 26%; BETTER MARGINS
----------------------------------------------


Naspers made satisfactory progress despite harsh conditions in the international TMT environment, said Naspers chairman Ton Vosloo on releasing the Group's results for the half-year ended 30 September 2002.

Group revenues grew by 26%. An intense focus on cost control resulted in improved margins, with operating profits before amortisation and impairment charges amounting to R78 million, compared to a loss last year of R111 million.

The headline loss per N ordinary share from continuing operations was reduced by 48% to 65 cents per share. Cash generated from continuing operations amounted to R407 million, compared to a cash outflow of R206 million for the equivalent period last year. A book profit of R746 million arose on the recent disposal of MIHL's interests in OpenTV to Liberty Media.

An important development in the period under review was the reorganisation of Naspers in terms of which the minority interests in MIH Holdings Limited
(MIHH) and MIH Limited (MIHL) are to be swopped for shares in Naspers. "This reorganisation, scheduled to become effective later in December this year, will simplify the structure and operations of the Group," Vosloo said. The respective shareholders approved the reorganisation earlier this week.

Naspers managing director Koos Bekker said the print media businesses performed solidly. "Revenues grew by 7%, largely from increased advertising revenue from the Group's newspapers. Circulation figures remained broadly stable in the aggregate and the sales of the new Daily Sun, launched in July, have reached in excess of 60 000."

During the period a new R60 million printing press was installed, bringing to conclusion a five-year renewal program which saw the print media businesses invest some R1,5 billion in upgrading their printing infrastructure and expanding the range of titles.

The book publishing operations reported revenue growth of 7%, but operating results were reduced by the liquidation of CNA.

The pay television platforms recorded revenue growth of 27%, mainly due to currency fluctuations and an increase in digital subscribers. This resulted in improved operating profits before amortisation of R141 million.

"The Group segment showing the fastest growth was the internet, with revenues increasing by 90%. Both Ebitda and operating losses were substantially lowered from last year. M-Web South Africa reached Ebitda breakeven on a monthly basis in the current period," Bekker said.

Irdeto Access reported positive Ebitda of R3 million, "but conditions remain tough and results for the second half will be weaker."

Educor experienced good revenue growth of 15% from improved student enrolments. Margins were higher and operating profits before amortisation grew by 27%.


FOR FURTHER INFORMATION:
------------------------

STEVE PACAK
Tel: +27 21 406 3585
KOOS BEKKER
Tel: +27 21 406 3676

The complete results are available on the Naspers website at http://www.naspers.com

-----------------------------------------------------------------------------


IMPORTANT INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov.
Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No:
+27 21 406 2121.

                                NASPERS LIMITED
                     (Registration Number: 1925/001431/06)
                                  ("Naspers")
                               ISIN ZAE000015889
                              JSE SHARE CODE: NPN


------------------------------------------------------------------------------

INTERIM REPORT

The results of the Naspers Group for the six months ended 30 September 2002 are stated as follows:

------------------------------------------------------------------------------

                                  HIGHLIGHTS

o    Internationally the TMT sector remains turbulent.

o    Revenue increased by 26%.

o An operating profit before amortisation of R78 million was realised compared to a loss of R111 million in the prior period.

o Headline loss per N ordinary share from continuing operations reduced by 48% to 65c per share.

o    Cash of R407 million generated from continuing operations.


RECENT DEVELOPMENTS

GROUP REORGANISATION

On 26 September 2002, Naspers proposed a reorganisation, pursuant to which the minority interests in MIH Holdings Limited (MIHH) and MIH Limited (MIHL) will be swopped for shares in Naspers. The board believes this reorganisation will significantly simplify the corporate structure and operations of the Group.

Subsequent to this announcement, the respective shareholders approved the reorganisation. As the effective date of the reorganisation is scheduled to be later in December 2002, this interim report does not reflect its accounting impact.

DISPOSAL OF OPENTV

On 27 August 2002, MIHL announced that it had closed an agreement relating to the disposal of its interest in OpenTV for a total consideration of US$185 million, being US$46 million received in cash and the balance settled by the receipt of 15,38 million shares of Liberty Media Corporation. This transaction has been accounted for in this period as a discontinuing operation.

GREECE PAY TELEVISION

On 26 July 2002, MIHL announced that it had entered into an agreement with Fidelity Management SA, in terms of which the latter would acquire a 22% interest in NetMed NV. The completion of this transaction was subject to the fulfillment of certain conditions, including the unconditional approval of the Greek Competition Committee. These conditions were not met in the appropriate time and consequently, the agreement has ceased to have an effect.

FINANCIAL OVERVIEW

The harsh global media environment, which has been extensively reported on, continued into the first six months of the current period and media stocks remained under pressure, although it seems that this climate may now be improving.

Despite these difficult conditions, the Group made satisfactory progress during the period. Revenues grew by 26%, driven largely by currency factors and steady growth in subscriber revenue. Cost control resulted in improved margins. Operating profits before amortisation and impairment charges amounted to R78 million compared to a reported loss last year of R111 million.

The Group balance sheet reflects an asset of R148 million relating to prepayments to certain Greek football teams to broadcast their matches in the future. The board believes it is prudent to fully provide for these pre-paid programming rights as the future economic benefits of these rights have become uncertain, following the recent turmoil in Greek football.

Finance costs at R168 million were lower than last year, but were favourably impacted to the extent of R74 million due to the strengthening Rand.

Exceptional items total R397 million. A charge of R298 million was accounted for to adjust the value of the Liberty Media shares received as consideration for the sale of OpenTV to its market value as at 30 September 2002. Subsequently, the market value of the Liberty Media shares improved to such an extent that this loss has been recouped. An additional amount of R95 million was accounted for being the Group's share of the impairment by SuperSport of its interest in MIHL to market value.

A book profit of R746 million arose on the disposal of OpenTV.

The headline loss per N ordinary share from continuing operations amounted to 65 cents, compared to 125 cents last year.

Cash generated from continuing operations amounted to R407 million, compared to a cash outflow of R206 million for the equivalent period last year. On 30 September 2002, the Group had net consolidated cash resources of R998 million and interest-bearing liabilities of R1,6 billion, excluding satellite and other transmission equipment leases.


SUBSCRIPTION PLATFORMS

PAY TELEVISION

The pay television platforms recorded revenue growth of 27%, due primarily to currency fluctuations and an increase in digital subscribers. This resulted in improved operating profits before amortisation of R141 million.

Africa
------

On the African continent, the subscriber base was static at 1,28 million households. Subscribers continue to migrate from the analogue to the digital platform, which grew by 67 000 to 860 000 subscribers in the six-month period. Digital subscribers now account for 66% of the total. This continued migration to the higher revenue digital service, together with the effect of cost reductions, resulted in improved margins.

Regulatory activity across the continent has increased significantly, with several countries in Africa revising their regulatory frameworks for the broadcasting industry. Regulatory processes will demand more time of senior executives in the future.

The Group has physical operations and joint ventures in nine countries on the continent and operates in 40 other countries through agents. About 409 000 analogue and 640 000 digital subscribers live in South Africa, with the rest situated as follows:

                             NUMBER OF SUBSCRIBERS

                        Botswana                19 000
                        Ghana                    6 000
                        Kenya                   15 000
                        Namibia                 30 000
                        Nigeria                 59 000
                        Tanzania                 8 000
                        Uganda                   6 000
                        Zambia                  13 000
                        Other                   83 000



Mediterranean
-------------

With the customary summer churn, the total number of pay television households in this region declined by 27 000 to 290 000 with the biggest decline in analogue subscribers. The decline was exacerbated by the activities of a competing platform in Greece which has recently gone into liquidation. Our digital television service, NOVA, however maintained its leading position and ended the period with 113 000 subscribers.

The demise of the competitor, Alpha Digital, will hopefully assist in curbing the unrealistic escalation in the costs of sports rights, but much work is still required to reduce the exorbitant cost structure of this market. The competitive struggle has led to Ebitda losses of R147 million for the past six-month period and more are expected until breakeven.

The Cyprus operation currently has 52 000 subscribers.

Thailand
--------

UBC in Thailand ended the period with 420 000 subscribers, 65% of which are on the digital platform. The business achieved operating profit before amortisation of R80 million.

INTERNET

The internet remains the Group's fastest growth segment, with revenues increasing by 90%. Both Ebitda and operating losses were substantially lowered from the equivalent period last year.

M-Web Africa maintained its market position, although the dial-up market is relatively stagnant. It ended the period with 249 000 dial-up subscribers and 2 900 hosted clients. The focus remains sharply on cutting costs, reducing losses and driving the business hard to profitability. M-Web South Africa reached Ebitda breakeven in the current period.

In Asia, the Group reduced the cash burn across its internet businesses. Some operations have been curtailed to match revenues to costs. In Thailand, the group has 329 000 subscribers accessing its service, the majority on a pre-paid basis.

The instant-messaging service in China, QQ, continues to grow its mobile subscriber base. Payments for unique identification numbers and premium services were introduced. The Tencent portal and SportsCN have also experienced growing audiences.

TECHNOLOGY

Despite a global technology environment which continues to place pressure on revenues and margins, this segment reported positive Ebitda of R3 million. It is expected that sales will slow down in the second half of the year, negatively impacting profitability.

Irdeto Access, a wholly-owned subsidiary of MIHL, is currently the conditional access vendor for some 85 customers in 60 countries worldwide. Some seven million Irdeto Access smartcards have been issued. In the People's Republic of China, Irdeto Access recently acquired eight new clients, bringing its total there to 17.

PRINT MEDIA

The print media business performed solidly and grew revenues by 7%, largely from increased advertising revenue from its newspapers. Growth in operating profits before amortisation was limited to 4%, the consequence of start-up costs incurred on Daily Sun and providing for the once-off effects from the liquidation of CNA of R4 million.

The newspaper division was able to grow advertising revenues, whilst circulation remained stable. The new newspaper, Daily Sun, was launched in July and has now reached a circulation level exceeding 60 000.

In the magazine division, a few titles experienced circulation pressure, but the sector survived the turmoil evident abroad better than might have been expected.

Printing operations at Paarl Media also continued to perform well.

During the period under review, a last, R60 million newspaper press was installed, bringing to conclusion a five-year renewal programme which saw the print media business invest some R1,5 billion upgrading its printing infrastructure, increasing capacity and expanding the range of titles.


BOOK PUBLISHING

In general, the book publishing business experienced difficult trading conditions, especially as a result of the liquidation of CNA for which a provision of R5 million was made. It is also quite seasonal. Whilst revenues grew by 7%, operating losses amounted to R26 million. The new CEO, Hein Brand, is implementing measures to improve margins.

PRIVATE EDUCATION

Educor experienced good revenue growth of 15% from improved student enrolments. Margins were higher and operating profits before amortisation grew by 27%.

CORPORATE GOVERNANCE

Naspers is committed to the principles of openness, equity, integrity and accountability, as advocated in the King Report on Corporate Governance for South Africa 2002 (King II). The directors recognise the need to conduct the business of the enterprise with integrity and in accordance with Generally Accepted Corporate Practices. Accordingly, the board has reviewed King II, and requisite adjustments are in the process of being implemented.

ACCOUNTING POLICIES

These abridged, consolidated interim financial statements were prepared in accordance with AC127 Interim Financial Reporting. The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2002. The interim financial statements for the period ended 30 September 2002 have been reviewed by the company's auditors, PricewaterhouseCoopers, whose report is available for inspection at Naspers' registered office.

On behalf of the board:

Ton Vosloo                                       Koos Bekker

CHAIRMAN                                         MANAGING DIRECTOR


DIRECTORS

T Vosloo (chairman), JF Malherbe (vice-chairman), JP Bekker (managing director), JJM van Zyl, E Botha, LM Taunyane, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse.

COMPANY SECRETARY: GM Coetzee

SEGMENTAL REVIEW


                                                                                      EARNINGS BEFORE INTEREST, TAX,
                                                                                       DEPRECIATION AND AMORTISATION
                                                        REVENUE                                  (EBITDA)
                                                SIX MONTHS ENDED 30 SEPT                 SIX MONTHS ENDED 30 SEPT
                                             2002        2001       %                 2002         2001       %
                                              R'M         R'M       CHANGE             R'M          R'M       CHANGE
                                          -------------------------------------    --------------------------------------

CONTINUING OPERATIONS
Subscriber platforms
         - pay television                   3 149       2 471           27             333          250           33
         - internet                           421         222           90             (68)        (220)          69
Print media                                 1 124       1 053            7             186          181            3
Technology                                    235         126           87               3          (26)           -
Book publishing                               233         217            7             (19)         (13)         (46)
Private education                             283         246           15              28           25           12
Corporate services                              -           -            -              (8)          (5)         (60)
                                          ----------- -----------                  ------------ ------------
                                            5 445       4 335           26              455          192         137
                                          ----------- -----------                  ------------ ------------



                                                OPERATING PROFIT BEFORE
                                              AMORTISATION AND IMPAIRMENT                     OPERATING LOSS
                                                SIX MONTHS ENDED 30 SEPT                 SIX MONTHS ENDED 30 SEPT

                                             2002        2001       %                 2002         2001       %
                                              R'M         R'M       CHANGE             R'M          R'M       CHANGE
                                          ----------- -------------------------    --------------------------------------

CONTINUING OPERATIONS
Subscriber platforms
         - pay television                     141          91           55             (24)*         82            -
         - internet                          (178)       (291)          39            (304)        (474)          36
Print media                                   135         130            4             132          129            2
Technology                                     (6)        (33)          82             (23)         (34)          32
Book publishing                               (25)        (18)         (39)            (26)         (18)         (44)
Private education                              19          15           27               7            7            -
Corporate services                             (8)         (5)         (60)             (8)          (5)         (60)
                                          ----------- -----------                  ------------ ------------
                                               78        (111)                        (246)        (313)          21
                                          ----------- -----------                  ------------ ------------

* Includes a once-off charge of R148 million for the impairment of programming rights.

                                                     NASPERS LIMITED

                                                ABRIDGED INCOME STATEMENT

                                                                        SIX MONTHS         SIX MONTHS          YEAR
                                                                          ENDED              ENDED             ENDED
                                                                       30 SEPT '02        30 SEPT '01        31 MAR'02
                                                                         REVIEWED          UNAUDITED          AUDITED
                                                                           R'M                R'M               R'M
                                                                      ---------------    ---------------   --------------

REVENUE                                                                   5 445              4 335            9 837
                                                                      ---------------    ---------------   --------------
Earnings before interest, tax, depreciation and
amortisation (Ebitda)                                                       455                192              709
Depreciation                                                               (377)              (303)            (636)
                                                                      ---------------    ---------------   --------------
Operating profit before amortisation and impairment                          78               (111)              73
Amortisation                                                               (176)              (202)            (374)
Impairment of programming rights                                           (148)                 -                -
                                                                      ---------------    ---------------   --------------
Operating loss                                                             (246)              (313)            (301)
Finance costs                                                              (168)              (203)            (412)
Income from investments                                                      -                  -                 4
Share of equity-accounted results                                            83                 39              158
Exceptional items                                                          (397)               (56)               5
                                                                      ---------------    ---------------   --------------
Loss before taxation                                                       (728)              (533)            (546)
Taxation                                                                    (92)               (53)            (148)
Minority interest                                                           370                291              328
                                                                      ---------------    ---------------   --------------
Net loss from continuing operations                                        (450)              (295)            (366)
Loss from discontinuing operations                                         (154)              (244)            (605)
Profit/(loss) arising on discontinuance of operations                       746               (144)            (952)
                                                                      ---------------    ---------------   --------------
Net income/(loss) attributable to shareholders                              142               (683)          (1 923)
                                                                      ---------------    ---------------   --------------

HEADLINE LOSS FOR THE PERIOD (R'M)                                         (143)              (286)            (457)
Headline loss from continuing operations (R'm)                              (96)              (180)            (236)
Earnings per N ordinary share (cents)                                        96               (476)          (1 320)
Headline loss per N ordinary share (cents)                                  (96)              (199)            (313)
Headline loss per N ordinary share from continuing
 operations (cents)                                                         (65)              (125)            (162)
Fully diluted earnings per N ordinary share (cents)                          96               (476)          (1 320)
Dividend per N ordinary share (cents) - paid Sept '02                        25                 24               24
Dividend per A ordinary share (cents) - paid Sept '02                         5                  -                -
Net number of shares issued ('000)
-        at period-end                                                  148 084            147 979          148 084
-        weighted average for the period                                148 084            143 429          145 692
-        fully diluted weighted average                                 161 895            157 345          159 503


                                                    NASPERS LIMITED
                                                ABRIDGED BALANCE SHEET

                                                                         30 SEPT          30 SEPT            31 MARCH
                                                                          2002             2001               2002
                                                                        REVIEWED         UNAUDITED            AUDITED
                                                                           R'M              R'M                R'M
                                                                      --------------   --------------     ---------------

ASSETS
Non-current assets                                                         5 583          13 514              10 108
                                                                      --------------   --------------     ---------------
Property, plant and equipment                                         |    3 911   |   |   4 133    |     |    4 502    |
Goodwill and other intangibles*                                       |      785   |   |   7 488    |     |    3 630    |
Investments and loans                                                 |      442   |   |   1 398    |     |    1 408    |
Programme and film rights                                             |      380   |   |     388    |     |      509    |
Deferred taxation                                                     |       65   |   |     107    |     |       59    |
                                                                      --------------   --------------     ---------------

Current assets                                                             6 060           5 491               6 538

                                                                      --------------   --------------     ---------------
TOTAL ASSETS                                                              11 643          19 005              16 646
                                                                      --------------   --------------     ---------------

EQUITY AND LIABILITIES
Share capital and reserves                                                   763           2 264               1 386
Minority interest                                                            706           7 478               4 364
Non-current liabilities                                                    4 895           4 431               5 118
                                                                      --------------   --------------     ---------------
Transmission equipment leases                                         |    2 754   |   |   2 420    |     |    2 861    |
Welkom debenture scheme                                               |      293   |   |     252    |     |      271    |
Loans    -        interest-bearing                                    |    1 283   |   |   1 172    |     |    1 459    |
         -        non-interest-bearing                                |      369   |   |     389    |     |      334    |
Post-retirement medical liability                                     |      126   |   |     128    |     |      126    |
Deferred taxation                                                     |       70   |   |      70    |     |       67    |
                                                                      --------------   --------------     ---------------

Current liabilities                                                        5 279           4 832               5 778

                                                                      --------------   --------------     ---------------
TOTAL EQUITY AND LIABILITIES                                              11 643          19 005              16 646
                                                                      --------------   --------------     ---------------

Net asset value per N ordinary share (cents)                                 515           1 530                 936

* Goodwill decreased with the sale of OpenTV.


                                                       NASPERS LIMITED

                                           ABRIDGED STATEMENT OF CHANGES IN EQUITY


                                                                          SIX MONTHS        SIX MONTHS          YEAR
                                                                            ENDED              ENDED            ENDED
                                                                           30 SEPT            30 SEPT         31 MARCH
                                                                             2002              2001             2002
                                                                           REVIEWED          UNAUDITED         AUDITED
                                                                             R'M                R'M               R'M
                                                                       ----------------- ------------------ -----------------


BALANCE AT BEGINNING OF PERIOD                                                  1 386            2 553            2 553
Movement in treasury shares                                                         -                1                3
Share capital and premium issued                                                    -              227              227
Foreign currency translation                                                     (728)             202              556
Adjustments to prior year goodwill                                                  -                -                8
Net income/(loss) attributable to shareholders                                    142             (683)          (1 923)
Dividends                                                                         (37)             (36)             (38)
                                                                       ----------------- ------------------ -----------------
BALANCE AT END OF PERIOD                                                          763            2 264            1 386
                                                                       ----------------- ------------------ -----------------

                                                     NASPERS LIMITED
                                               ABRIDGED CASH FLOW STATEMENT

                                                                          SIX MONTHS        SIX MONTHS          YEAR
                                                                            ENDED              ENDED            ENDED
                                                                           30 SEPT            30 SEPT         31 MARCH
                                                                             2002              2001             2002
                                                                           REVIEWED          UNAUDITED         AUDITED
                                                                             R'M                R'M               R'M
                                                                      --------------     --------------    --------------

Cash generated from/(utilised in) continuing
  operations                                                                  407               (206)              228
Cash utilised in discontinuing operations                                    (277)              (286)             (574)
Dividends paid                                                                (37)               (36)              (38)
                                                                      --------------     --------------    --------------
Cash flow from operating activities                                            93               (528)             (384)
Cash flow from investment activities                                         (496)              (926)           (1 088)
Cash flow from financing activities                                          (348)               422               819
                                                                      --------------     --------------    --------------
Net movement in cash and cash equivalents                                    (751)            (1 032)             (653)
                                                                      --------------     --------------    --------------

                                                     NASPERS LIMITED
                                              ANALYSIS OF EXCEPTIONAL ITEMS

                                                                          SIX MONTHS        SIX MONTHS          YEAR
                                                                            ENDED              ENDED            ENDED
                                                                           30 SEPT            30 SEPT         31 MARCH
                                                                             2002              2001             2002
                                                                           REVIEWED          UNAUDITED         AUDITED
                                                                             R'M                R'M               R'M
                                                                      --------------     --------------    --------------

Loss on sale and impairment of
 investments                                                                 (393)               (37)              (25)
(Loss)/profit on dilution of interest in
subsidiaries                                                                    -                (17)               53
Asset impairments and write-offs                                               (4)                (2)              (23)
                                                                      --------------     --------------    --------------
                                                                             (397)               (56)                5
                                                                      --------------     --------------    --------------




                                            RECONCILIATION OF HEADLINE LOSS

                                                                          SIX MONTHS        SIX MONTHS          YEAR
                                                                            ENDED              ENDED            ENDED
                                                                           30 SEPT            30 SEPT         31 MARCH
                                                                             2002              2001             2002
                                                                           REVIEWED          UNAUDITED         AUDITED
                                                                             R'M                R'M               R'M
                                                                      --------------     --------------    --------------

Net income/(loss) attributable to shareholders                                142               (683)         (1 923)
Adjusted for:
      -  impairment of programming rights after
         minorities                                                            57                  -               -
      -  (profit)/loss arising on discontinuance of
         operations                                                          (746)               144             952
      -  exceptional items after tax and minorities                           232                 23              91
      -  amortisation of goodwill after minorities                            172                230             423
                                                                      --------------     --------------    --------------
Headline loss                                                                (143)              (286)           (457)
Loss from discontinuing operations                                             47                106             221
                                                                      --------------     --------------    --------------
Headline loss from continuing operations                                      (96)              (180)           (236)
                                                                      --------------     --------------    --------------

                                NASPERS LIMITED

                           SUPPLEMENTARY INFORMATION

                                                           SIX MONTHS          SIX MONTHS                 YEAR
                                                             ENDED               ENDED                   ENDED
                                                            30 SEPT             30 SEPT                31 MARCH
                                                             2002                2001                    2002
                                                           REVIEWED             UNAUDITED               AUDITED
                                                             R'M                  R'M                     R'M
                                                      -----------------      ----------------       ---------------

Dividends received                                                 -                      -                     4

Finance costs                                                    168                    203                   412
                                                      -----------------      ----------------       ---------------
  - interest received                                 |         (123) |      |         (184)|       |         (86)|
  - interest paid                                     |          365  |      |          321 |       |         523 |
  - net foreign exchange differences                  |          (74) |      |           66 |       |         (25)|
                                                      -----------------      ----------------       ---------------

Investments and loans                                            442                  1 398                 1 408
                                                      -----------------      ----------------       ---------------
  - listed investments                                |          289  |      |          295 |       |         329 |
  - unlisted investments                              |          153  |      |          436 |       |         299 |
  - marketable securities                             |            -  |      |          667 |       |         780 |
                                                      -----------------      ----------------       ---------------

Market value of listed investments                             1 396                  1 013                 1 573
Directors' valuation of unlisted
 investments                                                     153                    436                   299

Commitments                                                    1 320                  1 300                 1 202
                                                      -----------------      ----------------       ---------------
  - capital expenditure                               |          115  |      |          135 |       |          89 |
  - programme and film rights                         |          952  |      |          904 |       |         881 |
  - network commitments                               |          253  |      |          184 |       |         202 |
  - decoder commitments                               |            -  |      |           77 |       |          30 |
                                                      -----------------      ----------------       ---------------

Operating lease commitments                                       685                 1 238                 1 339


IMPORTANT INFORMATION

This interim report contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov.
Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No:
+27 21 406 2121.